Exhibit 10.6

Halkey-Roberts Corporation
Incentive Compensation Plan

This plan establishes a pool from which certain bonuses, awards, gifts and payments will be made and from which management and key employees of Halkey-Roberts Corporation (“Halkey-Roberts”) designated by the Board of Directors of Halkey-Roberts (the “Board”) may receive incentive compensation based on their position and impact on the profitability of Halkey-Roberts.

The Pool:

The pool shall be equal to 15% of the excess of Halkey-Robert’s operating profit, reduced by 50% of the amount of Atrion Corporation’s corporate overhead allocated to Halkey-Roberts each calendar year (a “Calendar Year”), over that amount required for Halkey-Roberts to realize a 15% return on the average of total net assets excluding cash but including working capital used in the operations of Halkey-Roberts in said Calendar Year.

Distributions:

Funds from the pool will cover bonuses paid to all manufacturing and assembly employees during the year, and any discretionary bonuses paid to individuals not designated as key employees, the annual Atrion Corporation corporate expense for Restricted Stock Units awarded to Halkey-Roberts personnel, and any other charges approved by the Board.  Remaining funds, if any, (less such amount, if any, as the Board may determine not to award for such Calendar Year) shall be distributed as bonuses to key individuals based on the ratio of points assigned by the Board to each person compared to the total of such points, subject to adjustment by the Board, and in the case of any participant who is an executive officer of Atrion Corporation, subject to a further review and adjustment by the Compensation Committee of the Board of Directors of Atrion. Each participant will receive 75% of his or her specified bonus prior to March 15 following the Calendar Year and 25% by the next succeeding March 15 provided the participant is then employed by Halkey-Roberts or one of its affiliates.